
March 29, 2023

Herman Billung
Chief Executive Officer
Himalaya Shipping Ltd.
S.E. Pearman Building, 2nd floor
9 Par-la-Ville Road
Hamilton HM 11, Bermuda

> **Re: Himalaya Shipping Ltd.**
> **Amendment No. 3 of Registration Statement on Form F-1**
> **Filed March 28, 2023**
> **File No. 333-270337**

Dear Herman Billung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023 letter.

Form F-1/A3 filed March 28, 2023

The Offering, page 10

1.   We note your disclosure on page 10 that you are offering 7,720,000 common shares (assuming the underwriters exercise in full their option to purchase an additional 1,158,000 common shares). However, this does not appear to be consistent with the offering terms described on the prospectus cover page. Please revise.

<u>Dilution, page 50</u>

2. Please revise to reflect the correct number of common shares purchased by investors in this offering on the second line of the second table. Additionally, in the paragraph preceding this table, please delete if not applicable or explain the parenthetical disclosure "after deducting…by us" that follows NOK 10.43 per $1.00.

<u>Exhibits</u>

3. We note that the fee table filed as Exhibit 107 has not been updated to reflect the maximum aggregate offering price in this amendment, including common shares subject to the underwriters' option to purchase additional shares. Please revise.

<u>General</u>

4. Please fill in all blanks in the prospectus, except information that Rule 430A permits the registrant to exclude. For example, please disclose in the risk factor on page 39 the number of common shares that will be outstanding following the offering, and the number of authorized shares on page 120 under "Share Capital." In addition, we note that your disclosure on page 39 that you are authorized to issue up to 140,010,000 common shares, and your disclosure on page 120 with respect to your authorized share capital of $140,010,000, does not appear to be consistent with the Memorandum of Association filed as Exhibit 3.2. Please revise.

    You may contact Lily Dang, Staff Accountant at 202-551-3867 or Mark Wojciechowski, Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation

cc: James McDonald